Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
December 9, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Arzonetti
Susan Block
Victor Cecco
Marc Thomas

Re:	Wealthfront Corporation
Registration Statement on Form S-1
File No. 333-290583
Acceleration Request
Requested Date: December 11, 2025
Requested Time: 4:00 P.M. Eastern Time
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Wealthfront Corporation (the “Registrant”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on December 11, 2025, or at such later time as the Registrant or its outside counsel, Fenwick & West LLP, may request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.
We, the undersigned, as the Representatives, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Sincerely,

As Representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name: Danielle Freeman
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ David Vaimberg
Name: David Vaimberg
Title: Executive Director, Commercial & Investment Banking
[Signature Page to Underwriters’ Acceleration Request]